SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of July 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X                   Form 40-F
                               -----                          -----


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                           No  X
                          -----                       -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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                                                        [SANOFI~SYNTHELABO LOGO]

~ Investor Relations


                                                           Paris, July 3rd, 2003


Dear Madam, Dear Sir,

On the occasion of the 2003 half-year sales publication, a conference call for financial analysts, institutional investors and journalists will be held on Wednesday, July 23rd, 2003 at 9.30 a.m. (Paris time). This conference will be in English.

In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         France :                 00 33 (0) 1 70 70 81 98        code :  163469
         United Kingdom :         00 44 (0) 207 984 75 82        code :  163469
         USA :                    00 1 719 457 26 79             code :  163469

A recorded version of the conference will be available the same day at 11:30 a.m. (Paris time) through Friday August 15th, 2003 by dialing :

         France :                 00 33 (0) 1 70 70 82 10        code :  163469#
         United Kingdom :         00 44 (0) 207 784 10 24        code :  163469#
         USA :                    00 1 719 457 08 20             code :  163469#


A live audio webcast of this conference will be available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived from July 23rd, 2003 at 11:30 a.m. (Paris time) through Friday, August 15th, 2003.

Yours sincerely,



Philippe Goupit
Investor Relations Department:
Philippe Goupit   Director of Investor Relations
Isabelle Laurent  Investor Relations
Arnaud Delepine   Investor Relations Europe
Sanjay Gupta      Investor Relations US

Contacts :
E-mail : investor-relations@sanofi-synthelabo.com
Europe                                             US
Tel: + 33 1 53 77 45 45                            Tel.:     1 212 551 42 93
Fax: + 33 1 53 77 42 96                            Fax :     1 212 551 49 10

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 3, 2003

                                                SANOFI-SYNTHELABO


                                                By:  /s/ Marie-Helene Laimay
                                                     -----------------------
                                                Name:  Marie-Helene Laimay
                                                Title: Senior Vice President and
                                                       Chief Financial Officer